UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York, New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

MOTIF BIO AND HERCULES CAPITAL AMEND LOAN AND SECURITY AGREEMENT

On August 1, 2019, Motif Bio plc (the “Company”) issued a press release announcing an amendment to the loan and security agreement between its wholly owned subsidiary, Motif BioSciences Inc. and Hercules Capital, Inc. A copy of the press release and amendment are attached as Exhibits 99.1 and 99.2, respectively, hereto and incorporated by reference herein.

The information contained in this report on Form 6-K, including Exhibits 99.1 and 99.2 attached hereto, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued on August 1, 2019, entitled “Motif Bio and Hercules Capital Amend Loan and Security Agreement.”
Exhibit 99.2	Fourth Amendment to Loan and Security Agreement, dated as of July 30, 2019, by and between Motif Biosciences Inc. and Hercules Capital, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: August 1, 2019	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer